UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15D

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52297

FBEC WORLDWIDE, INC.

(Exact name of registrant as specified in its charter)

1621 Central Avenue, Cheyenne, WY 82001

Common Stock, $0.001

(Exact name of registrant as specified in its charter)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13 (a) or 15(d) remains)

Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☒	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☐	Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 59

Pursuant to the requirements of the Securities Exchange Act of 1934, FBEC Worldwide, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 23, 2018

By: /s/ Jeffrey Greene

Jeffrey Greene

President and Treasurer

(Principal Executive Officer, Principal Financial and Accounting Officer and Authorized Signatory)